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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ______________________


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. _________________)(1)



                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)



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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP No.    253675                  13G                    Page 1 of 3 Pages
 --------------------                                         -----------------


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  1     NAME OF REPORTING PERSON                              Martin R. Diedrich

        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]

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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
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                             5    SOLE VOTING POWER
                                     655,107 shares of Common Stock.
     NUMBER OF               ---------------------------------------------------
       SHARES                6    SHARED VOTING POWER
    BENEFICIALLY                     0
      OWNED BY               ---------------------------------------------------
        EACH                 7    SOLE DISPOSITIVE POWER
     REPORTING                       655,107 shares of Common Stock
       PERSON                ---------------------------------------------------
         WITH                8    SHARED DISPOSITIVE POWER
                                     0
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  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           655,107 shares of Common Stock
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [  ]
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.2%
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12       TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                  Pursuant to Rule 13d-1(c), this statement is filed on behalf of the Reporting Person identified herein with respect to 655,107 shares of Common Stock.

ITEM 1(a).        NAME OF ISSUER:

                  Diedrich Coffee, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2144 Michelson Drive, Irvine, California  92612

ITEM 2(a).        NAME OF PERSON FILING:

                  Martin R. Diedrich

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Diedrich Coffee, Inc., 2144 Michelson Drive, Irvine, California 92612

ITEM 2(c).        CITIZENSHIP:

                  Germany

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.01 per share.

ITEM 2(e).        CUSIP NUMBER:

                  253675

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [    ]  Broker or dealer registered under Section 15
                               of the Act,

                  (b)  [    ]  Bank as defined in Section 3(a)(6) of the Act,

                  (c)  [    ]  Insurance Company as defined in Section
                               3(a)(19) of the Act,

                  (d)  [    ]  Investment Company registered under Section 8
                               of the Investment Company Act,

                  (e)  [    ]  Investment Adviser registered under Section
                               203 of the Investment Advisers Act of 1940,

                  (f)  [    ]  Employee Benefit Plan, Pension Fund which is
                               subject to the provisions of the Employee
                               Retirement Income Security Act of 1974 or
                               Endowment Fund; see 13d-1(b)(1)(ii)(F),

                  (g)  [    ]  Parent Holding Company, in accordance with
                               Rule 13d-1(b)(ii); see Item 7,

                  (h)  [    ]  Group, in accordance with Rule 13d-1(b)(ii)(H).
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Item 4.  Ownership.

                  (a) Amount beneficially owned: As of December 31, 1996, the filing person beneficially owned 655,107 shares of Common Stock.

                  (b) Percent of class: The percentage of Common Stock beneficially owned by the filing person is 12.2%.

                  (c)      Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote - 655,107 shares.

                           (ii) Shared power to vote or to direct the vote - 0 shares.

                           (iii) Sole power to dispose or to direct the disposition of - 655,107 shares.

                           (iv) Shared power to dispose or to direct the disposition of - 0 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10. CERTIFICATION.

                  Not applicable.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 14, 1997                  /s/ Martin R. Diedrich
                                                     ----------------------
                                                     Martin R. Diedrich